Exhibit 12
World Acceptance Corporation
Ratio of Earnings to Fixed Charges
(In thousands, except ratio amounts)

	Six months ended	Fiscal year ended March 31,
	September 30, 2006	2006	2005	2004	2003	2002
Earnings:
Income before income taxes	$31,758	$61,595	$53,858	$45,415	$35,851	$30,034
Add: fixed charges (from below)	5,657	9,714	6,926	5,763	6,103	6,837

	$37,415	$71,309	$60,784	$51,178	$41,954	$36,871

Fixed charges:
Interest	$4,171	$7,137	$4,640	$3,943	$4,493	$5,415
Rent — interest	1,486	2,577	2,286	1,820	1,610	1,422

	$5,657	$9,714	$6,926	$5,763	$6,103	$6,837

Ratio (earnings divided by fixed charges)	6.61x	7.34x	8.78x	8.88x	6.87x	5.39x